UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   MARGOLIS, HARRY W.
   222 Municipal Drive
   Richardson, Texas  75080-3583
   USA
2. Issuer Name and Ticker or Trading Symbol
   CompuTrac, Inc.
   LLB
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   11/1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board; Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|11/14/|M   | |180,000           |A  |$0.50      |                   |D     |                           |
1 per share                |1998  |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|11/14/|G   | |10,000            |D  |           |                   |      |                           |
1 per share                |1998  |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|11/14/|G   | |10,000            |D  |           |2,174,177          |D     |                           |
1 per share                |1998  |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|      |    | |                  |   |           |28,217             |I     |By spouse                  |
1 per share                |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$1.52   |11/14|D   |V|225,000    |D  |(2)  |7/31/|Common Stock|225,000|       |-0-         |D  |            |
(right to buy)        |        |/98(1|    | |           |   |     |2000 |            |       |       |            |   |            |
                      |        |)    |    | |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Option |$.90    |11/14|D   |V|108,000    |D  |(3)  |6/30/|Common Stock|108,000|       |-0-         |D  |            |
(right to buy)        |        |/98(1|    | |           |   |     |2003 |            |       |       |            |   |            |
                      |        |)    |    | |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Option |$.55    |11/14|A   |V|333,000    |A  |(4)  |6/30/|Common Stock|333,000|       |333,000     |D  |            |
(right to buy)        |        |/98  |    | |           |   |     |2003 |            |       |       |            |   |            |
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Employee Stock Option |$.50    |11/14|A   |V|180,000    |A  |11/14|12/14|Common Stock|180,000|       |-0-         |D  |            |
(right to buy)        |        |/98(5|    | |           |   |/98  |/1998|            |       |       |            |   |            |
                      |        |)    |    | |           |   |     |     |            |       |       |            |   |            |
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Employee Stock Option |$.50    |11/14|M   | |180,000    |D  |11/14|12/14|Common Stock|180,000|       |-0-         |D  |            |
(right to buy)        |        |/98(5|    | |           |   |/98  |/98  |            |       |       |            |   |            |
                      |        |)    |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) These stock options were canceled on this date by agreement of the Corporation and the reporting person in a Rule 16b-3(e) exempt transaction.
(2) This stock option was exercisable according to the following vesting schedule:(1)first 66,000 shares-8/1/95;(2)next 66,000 shares-1/1/96;
          (3) next 66,000 shares - 1/1/97; and (4) next 27,000 shares -
1/1/98.
(3) This stock option was exercisable according to the following vesting schedule: (1)first 65,000 shares-7/1/98 and (2) next 43,000 shares-1/1/99.
(4) This stock option is exercisable according to the following vesting schedule: (1)first 181,818 shares-11/14/98 and (2) next 151,182 shares-1/1/99.
(5) This stock option was both granted and exercised in November, 1998 in transactions exempt under Rule 16b-3(d) and Rule 16b-6(b), respectively. SIGNATURE OF REPORTING PERSON
     /s/    Harry W. Margolis
DATE
December 7, 1998